Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

ARCTIC CAT INC.

RESOLVED, that Article I, Section 1 of the Corporation’s Amended and Restated Bylaws be, and the same hereby is, amended and restated in its entirety to read as follows:

“Section 1. Principal Office. The principal office of the corporation shall be located in the City of Minneapolis, County of Hennepin, State of Minnesota.”

Dated: October 24, 2016

/s/ MICHAEL D. OKERLUND
Michael D. Okerlund, Secretary